September 28, 2006

Mail Stop 4561

Mr. Gregory A. Wells
Chief Financial Officer
NTS Realty Capital, Inc.
10172 Linn Station Rd
Louisville, KY 40223

RE: **NTS Realty Holdings Limited Partnership**
           Form 10-K for the fiscal year ended December 31, 2005
           Filed April 3, 2006
           File No. 1-32389

Dear Mr. Wells:

We have completed our review of your Form 10-K and do not, at this time, have any further comments.

Sincerely,

Daniel L. Gordon
Branch Chief